

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2025

Larry Choi
Chief Executive Officer
Rainbow Capital Holdings Limited
No. 710, 7/F, Wing On House
No. 71 Des Voeux Road Central
Central, Hong Kong

> **Re: Rainbow Capital Holdings Limited**
> **Amendment No. 3 to the Registration Statement on Form F-1**
> **Filed June 26, 2025**
> **File No. 333-284975**

Dear Larry Choi:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 25, 2025 letter.

Amendment No. 3 to the Registration Statement on Form F-1
General

1. We note your disclosure on page iii and elsewhere stating that your Operating Subsidiary is registered with the CSRC under Article 21 of the Trial Measures. Please clarify the implications of this registration, including the specific obligations it entails and confirm whether these steps have been completed. In particular, please clarify whether it is merely a notice filing, specify when the initial filing under Article 21 was made, and indicate whether it was a one-time filing and whether your Operating Subsidiary is subject to any ongoing periodic obligations, including updates in the event of changes. Additionally, your disclosure states that the legal and operational risks associated with Mainland China "may" also apply to operations in Hong Kong

and the Operating Subsidiary "could be" subject to regulatory oversight. Given that your Operating Subsidiary is already registered under Article 21, it appears these should be affirmative statements in the present tense. Please revise where appropriate to clarify and, if necessary, explain the basis for characterizing the applicability of such risks as contingent ("may apply" and "could be subject").

Please contact Shannon Davis at 202-551-6687 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Alex Weniger-Araujo